UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42269

Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

+852 3105 2611

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On October 15, 2024, R.F. Lafferty & Co., Inc., as the underwriter of the initial public offering of Galaxy Payroll Group Limited (the “Company”), exercised its over-allotment option in full to purchase an additional 262,500 ordinary shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on October 15, 2024. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled US$8,050,000, before deducting underwriting discounts and other related expenses.

A copy of the press release in connection with the exercise of the over-allotment option is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Galaxy Payroll Group Limited Announces the Exercise of the Over-allotment Option in Connection with Its Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galaxy Payroll Group Limited

Date: October 15, 2024	By:	/s/ Wai Hong Lao
	Name:	Wai Hong Lao
	Title:	Chief Executive Officer

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